82-4211

Grupo
CONTINENTAL
S.A.

04 MAR 10 7:21

March 3th, 2004.

[redacted]

04010455

SUPPL

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of December 31, 2003.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Miguel Angel Rábago Vite
Executive Director of Finance

dlw 3/10

Encl.
MARV'stc
GC'9

Avenida Hidalgo 2303 ◦ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ◦ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ◦ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**9,642,369**	**100**	**9,080,508**	**100**
2	**ACTIVO CIRCULANTE**	**3,842,362**	**40**	**3,600,279**	**40**
3	EFECTIVO E INVERSIONES TEMPORALES	2,587,937	27	2,428,822	27
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	265,314	3	251,053	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	115,577	1	71,382	1
6	INVENTARIOS	873,534	9	849,022	9
7	OTROS ACTIVOS CIRCULANTES	0	0	0	0
8	**LARGO PLAZO**	**888,135**	**9**	**843,592**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	851,968	9	807,872	9
11	OTRAS INVERSIONES	36,167	0	35,720	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,212,126**	**44**	**3,926,091**	**43**
13	INMUEBLES	2,600,251	27	2,363,606	26
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,548,417	26	2,341,656	26
15	OTROS EQUIPOS	2,118,945	22	2,098,352	23
16	DEPRECIACION ACUMULADA	3,122,197	32	2,971,829	33
17	CONSTRUCCIONES EN PROCESO	66,710	1	94,306	1
18	**ACTIVO DIFERIDO (NETO)**	**697,982**	**7**	**708,816**	**8**
19	**OTROS ACTIVOS**	**1,764**	**0**	**1,730**	**0**
20	**PASIVO TOTAL**	**1,929,924**	**100**	**1,913,761**	**100**
21	**PASIVO CIRCULANTE**	**713,993**	**37**	**736,318**	**38**
22	PROVEEDORES	342,484	18	325,756	17
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	128,275	7	133,931	7
26	OTROS PASIVOS CIRCULANTES	243,234	13	276,631	14
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**936,204**	**49**	**939,991**	**49**
32	**OTROS PASIVOS**	**279,727**	**14**	**237,452**	**12**
33	**CAPITAL CONTABLE**	**7,712,445**	**100**	**7,166,747**	**100**
34	**PARTICIPACION MINORITARIA**	**2,900**		**2,802**	
35	**CAPITAL CONTABLE MAYORITARIO**	**7,709,545**	**100**	**7,163,945**	**100**
36	**CAPITAL CONTRIBUIDO**	**847,367**	**11**	**847,362**	**12**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	797,713	10	797,713	11
39	PRIMA EN VENTA DE ACCIONES	34,654	0	34,649	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,862,178**	**89**	**6,316,583**	**88**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,157,989	93	6,416,459	90
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,583,382)	(21)	(1,567,326)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	1,137,571	15	1,317,450	18

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,587,937**	**100**	**2,428,822**	**100**
46	EFECTIVO	58,637	2	58,480	2
47	INVERSIONES TEMPORALES	2,529,300	98	2,370,342	98
18	**CARGOS DIFERIDOS**	**697,982**	**100**	**708,816**	**100**
48	GASTOS AMORTIZABLES (NETO)	206,408	30	183,237	26
49	CREDITO MERCANTIL	491,574	70	525,579	74
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**713,993**	**100**	**736,318**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	13,151	2	8,567	1
53	PASIVOS EN MONEDA NACIONAL	700,842	98	727,751	99
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**243,234**	**100**	**276,631**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	243,234	100	276,631	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**936,204**	**100**	**939,991**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	936,204	100	939,991	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**279,727**	**100**	**237,452**	**100**
68	RESERVAS	279,727	100	237,452	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,583,382)**	**100**	**(1,567,326)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,583,382)	(100)	(1,567,326)	(100)

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,128,369	2,863,961
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	63	64
75	NUMERO DE EMPLEADOS (*)	4,847	4,972
76	NUMERO DE OBREROS (*)	9,314	9,381
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	749,980,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	20,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**9,952,256**	**100**	**10,149,114**	**100**
2	COSTO DE VENTAS	4,629,929	47	4,425,788	44
3	**RESULTADO BRUTO**	**5,322,327**	**53**	**5,723,326**	**56**
4	GASTOS DE OPERACION	3,656,641	37	3,736,622	37
5	**RESULTADO DE OPERACION**	**1,665,686**	**17**	**1,986,704**	**20**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(101,152)	(1)	(121,393)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,766,838**	**18**	**2,108,097**	**21**
8	OTRAS OPERACIONES FINANCIERAS	(39,387)	0	(23,199)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,806,225**	**18**	**2,131,296**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	806,011	8	928,099	9
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,000,214**	**10**	**1,203,197**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	137,455	1	111,716	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,137,669**	**11**	**1,314,913**	**13**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,137,669**	**11**	**1,314,913**	**13**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,137,669**	**11**	**1,314,913**	**13**
19	PARTICIPACION MINORITARIA	98		(2,537)	0
20	**RESULTADO NETO MAYORITARIO**	**1,137,571**	**11**	**1,317,450**	**13**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**9,952,256**	**100**	**10,149,114**	**100**
21	NACIONALES	9,951,806	100	10,148,607	100
22	EXTRANJERAS	450	0	507	0
23	CONVERSION EN DOLARES (***)	41	0	50	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(101,152)**	**100**	**(121,393)**	**100**
24	INTERESES PAGADOS	11,552	11	14,451	12
25	PERDIDA EN CAMBIOS	374	0	1,038	1
26	INTERESES GANADOS	70,535	70	87,620	72
27	GANANCIA EN CAMBIOS	124,149	123	142,462	117
28	RESULTADO POR POSICION MONETARIA	81,606	81	93,200	77
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(39,387)**	**100**	**(23,199)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(39,387)	(100)	(23,199)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**806,011**	**100**	**928,099**	**100**
32	I.S.R.	608,484	75	755,786	81
33	I.S.R. DIFERIDO	26,920	3	(34,623)	(4)
34	P.T.U.	162,745	20	207,226	22
35	P.T.U. DIFERIDA	7,862	1	(290)	0

(***) DATOS EN MILES DE DOLARES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	10,105,993	10,257,295
37	RESULTADO FISCAL DEL EJERCICIO	1,106,668	1,307,463
38	VENTAS NETAS (**)	9,952,256	10,149,114
39	RESULTADO DE OPERACION (**)	1,665,686	1,986,704
40	RESULTADO NETO MAYORITARIO (**)	1,137,571	1,317,450
41	RESULTADO NETO (**)	1,137,669	1,314,913

(**) INFORMACION ULTIMOS DOCE MESES.

82-4211

CLAVE DE COTIZACION: CONTAL

TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,382,682**	**100**	**2,405,754**	**100**
2	COSTO DE VENTAS	1,131,901	48	1,081,832	45
3	**RESULTADO BRUTO**	**1,250,781**	**52**	**1,323,922**	**55**
4	GASTOS DE OPERACION	898,109	38	927,481	39
5	**RESULTADO DE OPERACION**	**352,672**	**15**	**396,441**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(2,598)	0	(19,818)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**355,270**	**15**	**416,259**	**17**
8	OTRAS OPERACIONES FINANCIERAS	(25,646)	(1)	(844)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**380,916**	**16**	**417,103**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	165,677	7	177,747	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**215,239**	**9**	**239,356**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	36,369	2	39,329	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**251,608**	**11**	**278,685**	**12**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**251,608**	**11**	**278,685**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**251,608**	**11**	**278,685**	**12**
19	PARTICIPACION MINORITARIA	(315)		(1,486)	0
20	**RESULTADO NETO MAYORITARIO**	**251,923**	**11**	**280,171**	**12**

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,382,682**	**100**	**2,405,754**	**100**
21	NACIONALES	2,382,536	100	2,405,670	100
22	EXTRANJERAS	146	0	84	0
23	CONVERSION EN DOLARES (***)	14	0	8	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(2,598)**	**100**	**(19,818)**	**100**
24	INTERESES PAGADOS	2,394	92	4,091	21
25	PERDIDA EN CAMBIOS	30	1	18	0
26	INTERESES GANADOS	16,078	619	23,159	117
27	GANANCIA EN CAMBIOS	22,905	882	32,419	164
28	RESULTADO POR POSICION MONETARIA	33,961	1,307	31,651	160
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(25,646)**	**100**	**(844)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(25,646)	(100)	(844)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**165,677**	**100**	**177,747**	**100**
32	I.S.R.	130,456	79	142,913	80
33	I.S.R. DIFERIDO	(8,171)	(5)	(2,841)	(2)
34	P.T.U.	35,595	21	37,597	21
35	P.T.U. DIFERIDA	7,797	5	78	0

(***) DATOS EN MILES DE DOLARES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,137,669**	**1,314,913**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	237,018	176,719
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,374,687**	**1,491,632**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(132,692)	(25,774)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,241,995**	**1,465,858**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	63,897	191,987
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(576,272)	(606,513)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(512,375)**	**(414,526)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(570,505)**	**(496,981)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	159,115	554,351
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,428,822	1,874,471
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,587,937	2,428,822

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: AÑO: **2003**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**237,018**	**176,719**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	326,104	320,225
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	13,024	12,505
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(102,110)	(156,011)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(132,692)**	**(25,774)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(58,456)	67,982
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(51,911)	15,274
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	16,728	(73,840)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(39,053)	(35,190)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**63,897**	**191,987**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	93,571	81,610
26	+ OTROS FINANCIAMIENTOS	0	164,096
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(29,674)	(53,719)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(576,272)**	**(606,513)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(576,272)	(606,513)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(570,505)**	**(496,981)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	1,511
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(572,560)	(510,917)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	2,055	12,425

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.43	%	12.96	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	14.76	%	18.39	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.80	%	14.48	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	44.39	%	51.12	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(7.17)	%	(7.09)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.03	veces	1.12	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.36	veces	2.59	veces
8	ROTACION DE INVENTARIOS (**)	5.30	veces	5.21	veces
9	DIAS DE VENTAS POR COBRAR	8	días	8	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	20.02	%	21.08	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.25	veces	0.27	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.68	%	0.45	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	144.19	veces	137.48	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.16	veces	5.30	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	5.38	veces	4.89	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.16	veces	3.74	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.99	veces	1.88	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	362.46	%	329.86	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	13.81	%	14.70	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1.33)	%	(0.25)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	107.51	veces	101.44	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(12.47)	%	(46.31)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	112.47	%	146.31	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.36	%	102.80	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.52		$ 1.76	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.52		$ 1.76	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 10.28		$ 9.55	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .75		$ .75	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.85	veces	1.85	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	12.53	veces	10.06	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 213,650
PRIMA DE ANTIGÜEDAD	66,077
	$ 279,727

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 7,113,211
RESERVA LEGAL	44,778
	$ 7,157,989

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (604,415)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	(978,967)
	$(1,583,382)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 847,163
ISR DIFERIDO FISCAL	79,860
PTU DIFERIDO (D-4)	9,181
	$ 936,204

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

ESCENARIO ECONOMICO

Consideramos que en el año 2003, terminó otro ciclo más en la economía mundial. La recesión que surgió después del crack bursátil del año 2000, fue más larga de lo previsto, entre otras cosas y por los atentados del 11 de septiembre del 2001, las guerras de Afganistán e Irak y los escándalos corporativos.

En este difícil período, nuestro Grupo y el Sector Bebidas han mantenido márgenes de rentabilidad atractivos.

Hemos continuado fortaleciendo nuestras principales marcas con innovación y diferenciación, gracias al profundo conocimiento de nuestros clientes y consumidores.

Otras de las estrategias que hemos aplicado, son la reducción de costos y gastos y el manejo adecuado de precios y empaques.

Nuestra imagen corporativa se ha fortalecido gracias a la calidad de nuestros productos y servicios y a la responsabilidad social, actuando siempre dentro de la economía formal.

LA OPERACIÓN Y SUS RESULTADOS

Durante el año 2003, el volumen de ventas incluyendo bonificaciones y muestreos fue de 354 millones de cajas unidad, 3.1 % más que el año 2002.

Hemos realizado 653 introducciones de nuevos empaques y productos, logrando uno de los mejores consumos per cápita del mundo al alcanzar 682 botellas unidad de productos de The Coca-Cola Company.

Instalamos 9,225 equipos de refrigeración, que incluyen refrigeradores, equipos fountain y máquinas vending.

Implementamos 12 campañas promocionales y la VI Copa Coca-Cola, que fue un evento nacional.

RECURSOS DE CAPITAL

Las inversiones en infraestructura fueron efectuadas con recursos generados por el flujo de operación y ascendieron a 630 millones de pesos. Las principales inversiones se refieren a nuevas líneas de embotellado, modificación de líneas de producción para elaborar los productos que requiere el mercado, la construcción de la nueva Planta en Aguascalientes y los Centros de Distribución ubicados en nuestros territorios de Colima, San Luis Potosí y Jalisco.

LIQUIDEZ

El flujo de operación sigue manteniendo niveles atractivos para nuestros accionistas.

(Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2003, excepto en donde se indique)

1.- ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A. debe basarse en los estados financieros consolidados que también se presentan.

2.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Con efectos a partir del 1° de mayo de 2003, Mercadotecnia de Occidente, S. A. de C. V. fue fusionada con Embotelladora La Favorita, S.A. de C. V., prevaleciendo ésta última.

3.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación
La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales
El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado. Al 31 de diciembre de 2003 y 2002, el efectivo e inversiones temporales incluye depósitos a corto plazo por $ 2,529,300 y $ 2,370,342, respectivamente ($ 2,526,433 y $ 2,367,941, respectivamente, en los estados financieros individuales).

c) Inventarios y costo de ventas
Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones en acciones
Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 6.

e) Inmuebles, maquinaria y equipo
Los activos se registran a su costo de adquisición. Hasta 1996 los activos fijos se actualizaban de acuerdo con avalúos practicados por valuadores independientes, para reflejar su valor neto de reposición. A partir de 1997, el valor neto de reposición al 31 de diciembre de 1996 y las adquisiciones posteriores, se actualizan mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

f) Costo de cajas y envases retornables
El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan. Hasta el 31 de diciembre de 2002, el costo de dicho envase era capitalizado y se incluía en otros activos no circulantes dentro del balance general consolidado y era amortizado con base en las vidas útiles estimadas mencionadas en el párrafo anterior. El efecto que tuvo este cambio fue un cargo adicional a los resultados de 2003 por $ 25,806. Al 31 de diciembre de 2002, el envase entregado a clientes por nuevas presentaciones, neto de su correspondiente amortización, ascendía a $ 10,644.

g) Crédito mercantil
El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años. Al 31 de diciembre de 2003 y de 2002 el crédito mercantil acumulado, neto, ascendía a $ 491,573 y $ 525,579 , respectivamente, y se incluye en otros activos no circulantes en el balance general consolidado.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)
El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la

renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 12.

i) Compensaciones al personal
Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basadas en cálculos actuariales. Las contribuciones a los fondos de pensiones ascendieron a $ 71.5 y $ 81.2 millones de pesos en 2003 y 2002, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares
Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en

moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 4.

k) Actualización de la inversión de los accionistas
Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

i) Utilidad integral
La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario
El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los activos monetarios excedieron a los pasivos monetarios y consecuentemente se registró una pérdida monetaria en el estado consolidado de resultados.

n) Gastos de publicidad y promoción
Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a la Compañía. Los pagos efectuados por la Compañía por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción
La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. En 2003 y 2002 existió recompra y recolocación de acciones. Véase Nota 10.

p) Información financiera por segmentos
Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada a través de 17 franquicias otorgadas por The Coca-Cola Company, las cuales operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las plantas son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

q) Nuevos pronunciamientos contables
En enero de 2004, se publicó el nuevo Boletín D-3 "Obligaciones laborales", emitido por el IMCP, con vigencia a partir del 1° de enero de 2004, excepto por lo relativo a las remuneraciones al término de la relación laboral, cuya fecha de vigencia será a partir del 1° de enero de 2005. Este boletín establece, en adición al boletín anterior, las bases para cuantificar el monto del pasivo por otros beneficios posteriores al retiro y por el de las remuneraciones al término de la relación laboral, para determinar el costo neto del período de dichas obligaciones y en su caso de las reducciones o extinciones anticipadas a dichas obligaciones, así como las reglas de valuación, presentación y revelación correspondientes a dichos conceptos.

En marzo de 2003 se publicó el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP, con vigencia a partir del 1° de enero de 2004, el cuál establece las reglas de cálculo, presentación y revelación de las pérdidas por deterioro de activos de larga duración, tangibles e intangibles.

Los posibles efectos de la aplicación de estos boletines, serían registrados por la compañía a partir de la fecha de su vigencia.

4.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2003, las compañías tenían activos y pasivos por 148 y 1.2 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 11.20 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2003 y 2002, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 7.8 y 5.3 millones de dólares, respectivamente.

Al 20 de enero de 2004, fecha de emisión de los estados financieros, el tipo de cambio fue de 10.85 pesos por un dólar.

5.- INVENTARIOS

	31 de diciembre de 2003	31 de diciembre de 2002
Productos terminados	$ 121,390	$ 108,974
Productos en proceso	6,094	5,781
Materias primas	108,590	109,931
Almacén general	27,867	10,308
Refrigeradores	2,295	5,318
Refacciones y herramientas	108,186	106,613
Cajas y envases de refrescos	447,680	439,278
Mercancías en tránsito	51,000	62,384
Anticipos a proveedores	432	435
	$ 873,534	$ 849,022

6.- INVERSION EN ACCIONES

Al 31 de diciembre de 2003 y 2002, las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
2003			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 733,927	$ 131,838
Industria Envasadora de Querétaro, S.A. de C.V.(2)	16.92	64,396	1,742
Andamios Atlas, S.A. de C.V. (3)	24.41	53,645	3,875
Total inversión en asociadas		851,968	137,455
Otras inversiones		36,167	
		$ 888,135	$ 137,455
2002			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 700,523	$ 103,985
Industria Envasadora de Querétaro, S.A. de C.V.	16.92	60,486	4,801
Andamios Atlas, S.A. de C.V.	24.41	46,863	2,930
Total inversión en asociadas		807,872	111,716
Otras inversiones		35,720	
		$ 843,592	$ 111,716

(1)Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de la Compañía. (Véase Nota 14).
(2)Empresa que produce refresco en lata, vendiendo parte de su producción a la Compañía. (Véase Nota 14).
(3)Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.

7.- INMUEBLES, MAQUINARIA Y EQUIPO.Véase anexo 4.

Al 31 de diciembre de 2003, el equipo de fábrica incluye costo integral de financiamiento capitalizado por $ 42,313.

8.- PROVEEDORES

Al 31 de diciembre de 2003 y de 2002, el saldo de proveedores incluye $158,747 y $139,705, respectivamente, a favor de The Coca-Cola Company, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE.

A esas mismas fechas se incluyen $ 91,595 y $ 75,541, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y refrescos enlatados.

9.- COMPENSACIONES AL PERSONAL. Véase Nota 3-i.

10.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2003, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 3,344,380 y $ 536,142, respectivamente. A esta fecha no existe saldo en la cuenta de utilidad fiscal neta reinvertida (CUFINRE).

Los dividendos pagados durante 2003 y 2002 fueron como sigue:

	2 0 0 3	2 0 0 2
Dividendos pagados (miles de pesos)	$ 576,272	$ 606,513
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	0.768	0.809
Dividendo por acción (en pesos nominales)	0.750	0.750

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2003, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Durante 2003 y 2002 la Compañía adquirió y recolocó acciones propias. En dichos periodos obtuvo una prima en recolocación de acciones recompradas por $ 5 y $ 333, respectivamente. Al 31 de diciembre de 2003 no se tenían acciones en tesorería. Al 31 de diciembre de 2003 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

11.- INTERES MINORITARIO

Como se menciona en la Nota 2, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

12.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE), y la diferencia se pagará en el momento en que se distribuyan dividendos. Al 31 de diciembre de 2003 existe un pasivo por dicho impuesto que asciende a $ 79,860, el cual se presenta en el pasivo a largo plazo en el balance general consolidado y proviene exclusivamente de las subsidiarias.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2002, la tasa aplicable de ISR para 2003 fué del 34%, en 2004 será del 33% y del 2005 en adelante será del 32%. En 2002 la tasa de ISR fue del 35%.

El IA se determina aplicando la tasa del 1.8% al valor actualizado de los activos, menos algunos pasivos. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

Como se menciona en la Nota 3-h, la tasa de ISR que se aplica a las diferencias temporales es la que estará vigente al momento en que se estime que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán. Derivado del cambio de tasas antes mencionado, la Compañía ajustó en 2002 su correspondiente pasivo por ISR diferido.

Del efecto total de ISR diferido de 2003, $ 9,458 fueron acreditados al capital contable y se incluyen en la insuficiencia en la actualización de la inversión de los accionistas en el renglón de la utilidad integral (cargo de $13,339 en 2002).

La participación de los trabajadores en las utilidades (PTU) cargada a los resultados de 2003 y de 2002, incluye un cargo de $ 7,703 y $ 5,693 de PTU diferida, respectivamente.

13.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas. Con motivo de lo anterior, la CFC emitió un oficio de presunta responsabilidad y otro de apercibimiento, mediante el cual se ordenaba la suspensión de los contratos de exclusiva que se tuvieran firmados con los clientes, así como no celebrar en el futuro este tipo de contratos.

Las embotelladoras denunciadas interpusieron juicios de amparo en contra de los mencionados oficios. En contra de todos los oficios de apercibimiento se obtuvieron sentencias favorables y en los casos de oficios de presunta responsabilidad, se obtuvieron 7 sentencias favorables. En Septiembre de 2002, la CFC inició una nueva investigación en contra de seis de estas embotelladoras, por lo cual se interpusieron recursos de Queja, de los cuales Embotelladora Ameca, S.A. de C.V., Embotelladora Fresnillo, S.A. de C.V. y Embotelladora Tangamanga, S.A. de C.V. obtuvieron resoluciones favorables definitivas y por lo tanto estas embotelladoras quedan desligadas del procedimiento ante la CFC. En el caso de Embotelladora Guadalupe Victoria, S.A. de C.V. y Embotelladora de Tecomán, S.A. de C.V. el recurso de Queja fue resuelto a su favor y se encuentra pendiente de resolver la Queja de la Queja, considerándose que serán resueltas a su favor. En el caso de Embotelladora San Luis, S.A. de C.V. la resolución del recurso de Queja fue resuelto en su contra, encontrándose pendiente de resolver el amparo interpuesto en contra del nuevo oficio de Presunta Responsabilidad.

La Comisión Federal de Competencia dictó resolución definitiva contra las siguientes empresas: Grupo Continental, S.A., Embotelladora Aguascalientes, S.A. de C.V. Embotelladora Coahuila, S.A. de C.V. Embotelladora Guadiana, S.A. de C.V. Embotelladora La Bufa, S.A. de C.V. Embotelladora La Favorita, S.A. de C.V. Embotelladora Lagunera, S.A. de C.V. Embotelladora Los Altos, S.A. de C.V. Embotelladora Ríoverde, S.A. de C.V. Embotelladora Zapopan, S.A. de C.V. y Embotelladora Gómez Palacio, S.A. de C.V.

La resolución de la CFC contempla solamente la prohibición de celebrar contratos de exclusiva con abarrotes y misceláneas y no la aplicación de sanciones económicas.

Contra dicha resolución se interpuso amparo que fue resuelto favorablemente y la CFC interpuso recurso de Revisión, el cual se encuentra pendiente.

En Junio de 2003, la CFC inició una nueva investigación por supuestas prácticas monópolicas relativas, encontrándose pendiente de que la autoridad emita un oficio de presunta responsabilidad por medio del cual iniciará un nuevo procedimiento o decrete el cierre del expediente.

En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC. Se considera que las resoluciones finales de las demandas de amparo en trámite serán a favor de las empresas denunciadas y, en caso de que hubiere una confirmación de la resolución de la CFC, sus efectos no contemplan sanciones económicas.

b) Con efectos a partir de noviembre de 1998, Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, celebró un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

·El plazo del arrendamiento es por un período de 120 meses, que concluye en octubre del año 2008, con una renta básica mensual de 261,819 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A. es garante del contrato.

·El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

14.- PARTES RELACIONADAS

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de:			
	2003	2002	2003	2002
Ingresos:				
Comisiones y mediaciones			$ 98,197	$ 58,684
Intereses cobrados			88,877	145,601
Costos y gastos:				
Compra de concentrado a The Coca-Cola Company	$ 1,510,368	$ 1,539,418		
Compra de azúcar	920,358	929,120		
Compra de refrescos enlatados	302,395	320,021		
Servicios de transporte aéreo			14,781	17,666
Intereses pagados			175,624	292,061
Servicios pagados			5,203	5,146

15.- INVERSIONES EN ACCIONES DE SUBSIDIARIA Y ASOCIADA

En Asamblea General de Accionistas de Promotora Industrial Azucarera, S.A. de C.V. (PIASA), celebrada el 23 de abril de 2001, los accionistas decidieron efectuar una reducción de su capital social, cancelando 5,229,396 acciones de las 31,149,377 que representaban el total del capital social. A excepción de Grupo Continental, S.A., todos los socios de PIASA decidieron renunciar a su derecho de reembolso; en consecuencia, la Compañía redujo su tenencia accionaria del 57.56% al 49%. Este reembolso se hizo tomando como base el capital contable de PIASA al 31 de diciembre de 2000 y ascendió a $ 229,309, ($ 263,117 a pesos de poder adquisitivo al 31 de diciembre de 2003). De este importe, $ 80,000 fueron liquidados en noviembre de 2001 y $ 149,309 en noviembre de 2002.

Como consecuencia de lo anterior, esta inversión se valúa por el método de participación. (Véase Nota 6).

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	158,007
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	127,793
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	14,026	137,341
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	EMBOTELLADORA	499,999	99.99	4,494	122,294
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	119,999	99.99	7,723	118,454
6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	EMBOTELLADORA	17,499,999	99.99	19,673	137,503
7 EMBOTELLADORA LA BUFA, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	140,690
8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	585,377
9 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	1,904,999	99.99	5,571	144,774
10 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	183,588
11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	164,241
12 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	37,055
13 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	161,521
14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	226,979
15 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	101,029
16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	234,432
17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	193,646
18 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	579,060
19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	159,530
20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	20,545
21 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	115,197
22 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	88,570
23 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	24,915
24 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	35,923
25 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	150,098

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	88,689
27 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	133,086
28 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	401,770
29 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	5,304,000	51.00	2,728	3,935
30 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**514,181**	**4,776,042**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	16.92	8,670	64,396
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	53,645
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	733,927
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,269**	**851,968**
OTRAS INVERSIONES PERMANENTES					**36,167**
T O T A L					**5,664,177**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Vencts. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Vencts. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
REFACCIONARIO/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ORGANISMOS FINANCIEROS																
AVIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/INTERNACION AL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
AVIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2004	0.00	341,640	0	0	844	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**341,640**	**0**	**0**	**844**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2004	0.00	230,927	0	0	12,307	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**230,927**	**0**	**0**	**12,307**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**572,567**	**0**	**0**	**13,151**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**148,041**	**1,658,026**	0	0	**1,658,026**
PASIVO	**1,174**	**13,151**			**13,151**
CORTO PLAZO	1,174	13,151	0	0	13,151
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**146,867**	**1,644,875**			**1,644,875**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $11.1998 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACION EL ULTIMO DIA HABIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,663,418	813,504	(1,849,914)	0.40	(7,479)
FEBRERO	2,850,628	785,606	(2,065,022)	0.28	(5,737)
MARZO	2,935,366	818,109	(2,117,257)	0.63	(13,364)
ABRIL	2,990,901	838,981	(2,151,920)	0.17	(3,673)
MAYO	3,087,764	1,448,117	(1,639,647)	(0.32)	5,291
JUNIO	2,540,044	825,796	(1,714,248)	0.08	(1,416)
JULIO	2,555,990	759,478	(1,796,512)	0.14	(2,603)
AGOSTO	2,619,827	761,911	(1,857,916)	0.30	(5,574)
SEPTIEMBRE	2,772,027	773,618	(1,998,409)	0.60	(11,897)
OCTUBRE	2,782,466	788,464	1,994,002	0.37	(7,312)
NOVIEMBRE	2,898,410	820,045	2,078,365	0.83	(17,250)
DICIEMBRE	3,016,824	865,291	2,151,533	0.43	(9,249)
ACTUALIZACION:	0	0	0	0.00	(1,343)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
T O T A L					**(81,606)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

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CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**

GRUPO CONTINENTAL, S.A.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
=== N O A P L I C A ===

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CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **2003**
GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	46,335	65
REGION CENTRO	EMBOTELLADORA	34,405	58
REGION NORTE	EMBOTELLADORA	22,107	64
TOTAL GRUPO	EMBOTELLADORA	102,847	62
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	526	51

OBSERVACIONES

(1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 411 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **4** AÑO: **2003**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	30.03
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	22.02
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	21.71
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.45

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	347,273	4,609,235	348,221	9,846,891		COCA-COLA, COCA-COLA VAINILLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	DETALLISTAS EN GENERAL
DIVERSOS				104,915		DIVERSAS	DIVERSOS
T O T A L		4,609,235		9,951,806			

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **4** AÑO: **200:**

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				450	COSTA RICA	COINSA	DIVERSOS
T O T A L				450			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ESTA DISPONIBLE.

82-4211

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CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 4 AÑO: **2003**
GRUPO CONTINENTAL, S.A.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
*	0	0.00000	19.00000

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: **CONTAL** FECHA: 1/03/2004 14:52
GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

CLAVE DE COTIZACION: **CONTAL** FECHA: 1/03/2004 14:52
GRUPO CONTINENTAL, S.A.

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

CLAVE DE COTIZACION: **CONTAL** FECHA: 1/03/2004 14:52

GRUPO CONTINENTAL, S.A.

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO **SECRETARIO DEL CONSEJO DE ADMINISTRACION**	**C.P. MIGUEL ANGEL RABAGO VITE** **DIRECTOR EJECUTIVO DE FINANZAS**

TAMPICO, TAMP, A 1 DE MARZO DE 2004